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Prospectus Supplement to Prospectus dated January 19, 2005

$1,540,600,000

SLM Student Loan Trust 2005-1

Issuer

SLM Funding LLC

Depositor

Sallie Mae, Inc.

Servicer and Administrator

Student Loan-Backed Notes

        On January 27, 2005, the trust will issue:

Class	Principal	Interest Rate	Maturity
Class A-1 Notes	$1,106,000,000	3-month LIBOR plus 0.01%	January 26, 2015
Class A-2 Notes	$388,382,000	3-month LIBOR plus 0.08%	April 27, 2020
Class B Notes	$46,218,000	3-month LIBOR plus 0.20%	October 27, 2025

The trust will make payments quarterly, beginning on April 25, 2005, primarily from collections on a pool of student loans. In general, the trust will pay principal first to the class A-1 notes until paid in full, second to the class A-2 notes until paid in full, and third to the class B notes until paid in full. Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes.

We are offering the notes through the underwriters at the prices shown below, when and if issued. We have applied for a listing of the notes on the Luxembourg Stock Exchange.

You should consider carefully the risk factors beginning on page S-17 of this supplement and on page 19 of the prospectus.

The notes are asset-backed securities issued by a trust. They are not obligations of SLM Corporation, the depositor, any seller of the loans to the depositor, the administrator, the servicer or any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

	Price to Public	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 Note	100.0%	0.170%	99.830%
Per Class A-2 Note	100.0%	0.210%	99.790%
Per Class B Note	100.0%	0.280%	99.720%

We expect the proceeds to the depositor from the sale of the notes to be $1,537,774,787 before deducting expenses payable by the depositor estimated to be $653,452.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

Lead Manager

Morgan Stanley

Co-Managers

Credit Suisse First Boston
Deutsche Bank Securities
Lehman Brothers

January 19, 2005

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on January 27, 2005 and can be found at Link to http://www.sec.gov/Archives/edgar/data/949114/000119312505012994/d424b5.htm. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

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Purpose of this Filing